UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Save Foods, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

80512Q303

(CUSIP Number)

April 5, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1)	NAME OF REPORTING PERSON Plantify Foods, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,164,374
	6)	SHARED VOTING POWER 0
	7)	SOLE DISPOSITIVE POWER 1,164,374
	8)	SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,374
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.66%(1)
12)	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated on the basis of 6,989,159 shares of common stock outstanding as of April 5, 2023, which amount was provided to Plantify Foods, Inc. (the “Reporting Person”) by Save Foods, Inc. (the “Issuer”) in connection with the closing on April 5, 2023 of that certain Securities Exchange Agreement, dated March 31, 2023, by and between the Issuer and the Reporting Person.

Item 1(a).	Name of Issuer:

Save Foods, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

HaPardes 134 (Meshek Sander)

Neve Yarak, Israel, 4994500

Item 2(a).	Name of Person Filing:

Plantify Foods, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2264 East 11th Ave.

Vancouver, V5N1Z6

British Columbia, Canada

Item 2(c).	Citizenship:

Plantify Foods, Inc. is a company organized under the laws of British Columbia, Canada

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.0001 per share

Item 2(e).	CUSIP Number: 80512Q303

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K)

ITEM 4:	Ownership:

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 10, 2023

By:	/s/ Gabriel Kabazo
Name:	Gabriel Kabazo
Title:	Chief Financial Officer